SECURITI[barcode]ISSION

02005575

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50652

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2002 854 D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AM CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 THIRD AVENUE, SUITE 208
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN BLUMENFELD (212) 610-2743
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PROCESSED
FEB 2 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ALAN BLUMENFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AM CAPITAL, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING Director

Title



Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods o consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous au
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

AM CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
AM Capital, LLC

We have audited the accompanying statement of financial condition of AM Capital, LLC (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AM Capital, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 15, 2002


RECEIVED
FEB 25 2002
354
PROCESSING
SECTION

AM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 13,850
Securities Owned, at Market Value	1,241,939
Due from Clearing Broker	1,569,320
Furniture and Equipment (Net of Accumulated Depreciation and Amortization of $130,542)	109,360
Other Assets	8,542
TOTAL ASSETS	$ 2,943,011

LIABILITIES AND MEMBERS' CAPITAL

Accounts Payable	$ 280,706
Securities Sold, but not yet Purchased, at Market Value	250,160
TOTAL LIABILITIES	530,866
Members' Capital	2,412,145
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 2,943,011

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

AM Capital L.L.C. (the "Company") commenced operations as a limited liability company in November 1997. The Company is registered with the Securities and Exchange Commission (the "SEC"). They became a member of the National Association of Securities Dealers, Inc. (the "NASD") on September 10, 1998, when they commenced operations as a broker/dealer. Its primary purpose is to trade and make markets in securities and to conduct business as a full service securities broker/dealer.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased are valued at market including accrued interest on bonds. All resulting gains and losses are included in members' capital.

The Company's trading activities include short sales of equity securities. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security positions.

c) Depreciation and Amortization

Furniture and equipment are carried at cost, and are depreciated using the straight-line method over their estimated useful lives.

d) Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is liable for New York City Unincorporated Business Tax on its business income and has accrued for this tax.

NOTE 2 – RECEIVABLE FROM CLEARING BROKER

The Company clears all its securities transactions including their own customer transactions through Spear, Leeds & Kellogg, their clearing broker, pursuant to a clearance agreement. All securities owned, and the receivables from the clearing broker reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their delivery versus payment for securities transactions.

As of December 31, 2001, there were no customer accounts with deficiencies which presented any risks.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital as defined. The Company's minimum net capital is equal to the greater of $100,000 or its market maker requirement. At December 31, 2001, the Company had net capital of $2,107,952 which was $1,436,952 in excess of its requirement.

NOTE 4 - RELATED PARTY TRANSACTIONS

A portion of the Company's Income is attributable to services conducted with a related party.

NOTE 5 – SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

NOTE 5 – SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2001, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.